

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

<u>Via E-Mail</u>
Tom Griffin
Chairman of the Board
Santa Fe Petroleum, Inc.
4011 West Plano Parkway
Suite 126
Plano, Texas 75093

   Re: Santa Fe Petroleum, Inc. (f/k/a Baby All Corp.)
     Form 8-K
     Filed May 11, 2012
     File No. 333-173302

Dear Mr. Griffin:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your filing that you are an emerging growth company and revise your document to:

- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- State your election under Section 107(b) of the JOBS Act:
    - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
    - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk

factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Description of Business, page 7

2.   Please revise to describe your business development during the last three years, including a description of your business as Baby All Corp. before the share exchange, a discussion of what occurred to your business that lead to the share exchange and a discussion of the status of your prior business as Baby All Corp. after the share exchange. Also include in this section the history of the Barnett Cody #1A test mentioned in Note 5 to your financial statements on page 47 and in the last paragraph of Note 8 on page 50, and the Santa Fe Land LLC transaction mentioned in the first paragraph and penultimate sentence of Note 4.

3.   Please disclose the material terms of the leases you have the option to purchase under the Lease Acquisition Agreement, including the material obligations of the parties, the drilling and production requirements mentioned on page 15, the duration, and material termination provisions. Also disclose the number of leases currently subject to the option and whether you have acquired any leases. Separately indicate the acreage addressed by leases you have acquired and leases you have the right to acquire.

Background, page 7

4.   Please provide us support for your statement that "[i]nterpretation and analysis of the logs and core samples from the test well indicated the potential for substantial production of oil and gas from the test-well site and surrounding acreage." Also reconcile this disclosure with your statement on pages 27 and 47 that the analysis is not complete.

5.   Please revise to clarify whether you own all of the wells described in this section and to describe the "strict selection guidelines" you will employ for your projects as mentioned in the third paragraph on page 7.

6.   With a view toward balancing your disclosure like your statements on page 29 and your statement regarding "significant aggregate returns," please tell us the status of each of the companies – other than the accounting firm – named in the last paragraph on page 29. Include in your response whether the companies you identify as "publicly traded" have

filed all required reports with the Commission. Also note the disclosure required by Regulation S-K Item 401(f)(1).

Our Business, page 7

7.   Please describe the "deliverability uncertainties" mentioned on page 14. Include clear disclosure of why it is uncertain whether the property subject to your agreements is sufficiently proximate to pipelines and processing facilities.

The Test-Well Site, page 7

8.   Please clarify what you mean when you refer to "working interest" and "net revenue interest" in this section. Also disclose the material terms of the lease, and file the lease as an exhibit.

9.   Please provide us support for your statement in this section that "Barnett Shale in the eastern part of the Fort Worth Basin has become one of the largest natural-gas-producing formations in North America."

Participation Agreement, page 8

10.   Clarify the nature of your interest that will remain after the participation interests mentioned in the first sentence of this section are sold.

11.   Please disclose the purchase price that the formulas in the second and fifth paragraphs would generate if the acquisitions occurred on a recent date; provide us with a clear explanation of how the formulas generated the prices you disclose in response to this comment. Also, clarify in your filing who the "Participants" are, the source and amount of "unpaid contributions," and how "LB" can sell "SFO" stock as you disclose page 3 if "SFO" is your wholly owned subsidiary as your disclose on page 2.

Governmental Regulation, page 10

12.   From your disclosure, it is unclear whether you have all permits, licenses and other authorizations necessary to conduct the planned business that you disclose. Please clarify and disclose the status of required approvals.

Reports to Security Holders, page 11

13.   Your statement that you are currently not subject to the reporting requirements of Section 12 of the Securities Exchange Act of 1934 appears to be inconsistent with the facing page of your Form 10-K for the fiscal year ended December 31, 2011 which indicates that your common stock is registered pursuant to Section 12(g) of the Exchange Act. Additionally,

please revise to clarify that you are currently subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934.

Forward Looking Statements, page 22

14.   Please remove references to the statutory safe harbor that is not applicable to penny stock issuers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Recent Accounting Pronouncements, page 24

15.   We note your statement, "The Company adopted ASU No. 2010-03 on May 11, 2011 (commencement of operations). There was no immediate impact of this adoption given the Company had no production and its oil and natural gas reserves are considered probable as of December 31, 2011." Also, on page 51 you state "Since the Company is in the development stage and its oil and natural gas property is considered probable, reserve data is not presented." Please amend your document to remove any reference to your ownership of reserves. Alternatively, you may disclose such reserves in compliance with Items 1201-1208 of Regulation S-K and Compliance and Disclosure Interpretation – Oil and Gas Rules at www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

16.   If you choose to make such disclosure, please provide us with the petroleum engineering reports you will (presumably) use as the basis for your December 31, 2011 oil and gas reserves disclosure with us. You may furnish these materials on digital media such as flash drive or compact disk.

        The report should include:

        a)   One-line recaps in spread sheet format for each property sorted by field within each reserve category including the dates of first booking and estimated first production for your undeveloped properties;
        b)   Total company summary income forecast schedules for each reserve category;
        c)   Individual reserve income forecasts for each of the wells/locations. Please ensure that these schedules and those referenced in b) above include well count, cumulative production and EUR figures;
        d)   Engineering exhibits (e.g. narratives, maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations as well as the estimated capital costs for each of the properties.

        If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in SEC Rule 83.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

17.   Please amend your document to present a general discussion of the technologies used to establish the reasonable certainty for the proved reserves estimates you have disclosed. Refer to Item 1202(a)(6) of Regulation S-K.

Liquidity and Capital Resources, page 26

18.   We note disclosure that there is substantial doubt regarding your ability to continue as a going concern. Accordingly, please expand to describe the cash requirements necessary for you to continue your business as a going concern, including disclosure of the dollar amount of financing you believe is required to continue your business over the next twelve months. For further guidance, refer to Section IV.A. of Securities Act Release 33-8350 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Plan of Operations, page 27

19.   Please revise to clarify what you mean by "re-complete the test well."

Security Ownership, page 28

20.   We note that Vernon Hughes is not included in the table on page 29. Please tell us why his stock holdings are included in the disclosure in the last row of the table on page 28.

21.   Please clarify how warrants, like those you mention on page 2, are reflected in this table. See Instructions 1 and 2 of Regulation S-K Item 403 and Rule 13d-3(d)(1).

Directors and Executive Officers…, page 29

22.   Please revise to include the dates during which Mr. Nelson served in the positions described and ensure that you have described Mr. Nelson's business experience for the past five years. Also include the employer's name as required by Regulation S-K Item 401(e)(1).

Executive Compensation, page 31

23.   Please note that the $100,000 threshold is not applicable to disclosure of your principal executive officer's compensation. Also note that the formula for calculating the $100,000 threshold applicable to other executive officers differs from the formula you disclose in the first sentence of this section. See Instruction 1 to Regulation S-K Item 402(m), and revise your disclosure accordingly.

24.   Refer to the second paragraph of this section. Please clarify when the notes must be repaid. Also, please clarify whether the reference to "shares" in the second sentence of that paragraph means Santa Fe Petroleum shares or "SFO" shares.

Certain Relationships and Related Transactions…, page 31

25.   Please revise to include all related transactions as required by Item 404 of Regulation S-K. For example, we note your disclosure under "Facilities" on page 11 and your disclosure on page 50.

Land Banks, page 32

26.   Refer to the last paragraph of this section. Please identify each related person as defined by Regulation S-K Item 404 who will receive proceeds from the sale of the leases, and disclose the amount each related person will receive.

Recent Sales of Unregistered Securities, page 32

27.   Please furnish the information required by Item 701 of Regulation S-K for all securities sold by you within the past three years which were not registered under the Securities Act. See for example Item 701(d).

Description of Securities, page 32

28.   Please disclose when your outstanding shares may be resold, reflecting the effect of Rule 144(i).

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 35

29.   We see that the auditors of the accounting acquirer are different from the auditors of the registrant. Please file an Item 4.01 Form 8-K for the auditor that will not continue. In this regard, the accountant that is no longer associated with the registrant's financial statements is the predecessor accountant.

Financial Statements and Exhibits, page 35

30.   You disclose on page 7 that SFO was formed in 2010 and that SFO's subsidiary was
        formed in 2009. However, we see that the financial statements included in your filing
        indicate a commencement of operations date of May 11, 2011. Please explain to us how
        you determined the appropriate periods to present in your financial statements and why
        you believe the periods presented in your filing are complete. In that regard, as
        applicable, your filing you should include financial statements for your company and any
        predecessor entities, as that term is defined in Rule 405 of Regulation C, for all periods
        required by Article 8 of Regulation S-X. Please note that for purposes of financial
        statements, designation of a business as a predecessor generally occurs where a registrant
        succeeds to substantially all of the business (or a separately identifiable line of business)
        of another entity (or group of entities) and the registrant's own operations before the
        succession appear insignificant relative to the operations assumed or acquired.

Note 10. Subsequent Events, page 51

31.   Please add a description of the consummated reverse merger with Baby All Corp.,
        including a description of the impact on your financial statements and a description of the
        accounting applied. Refer to FASB ASC 855-10-25-4.

32.   As a related matter, please have your auditor consider whether their report should be
        dual-dated in light of the significant subsequent event.

Exhibits

33.   Please file all exhibits required by Item 601 of Regulation S-K. For example, we note:

        •   the Lease Acquisitions Agreements;
        •   the "variety of arrangements with affiliates" to sell participation interests as disclosed
            in the first sentence on page 8;
        •   the consulting agreements mentioned on page 11; and
        •   the exhibits mentioned on pages 32 and 33.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): I. Bobby Majumder, Esq.
K&L Gates